PRESS RELEASE
                                                   -------------

                  FIRST FEDERAL BANCORPORATION
               ANNOUNCES STOCK REPURCHASE PROGRAM


    Bemidji, Minnesota ... May 12, 1997; First Federal Bancorporation announced today that it is commencing a stock repurchase program to acquire up to approximately 35,028 shares of the Corporation's common stock, which represents approximately 5% of the outstanding common stock. The program will be dependent upon market conditions and there is no guarantee as to the exact number of shares to be repurchased by the Corporation.

    William R. Belford, President of the Corporation, stated that the Board of Directors has authorized the repurchase program, which is expected to be completed within the next twelve months. Mr. Belford explained that the Board of Directors considers the Corporation's common stock to be an attractive investment. It is expected that a reduction in the amount of the Corporation's outstanding stock would have the effect of increasing the Corporation's per share earnings.

    According to Mr. Belford, the repurchases generally would be effected through open market purchases, although he did not rule out the possibility of unsolicited negotiated transactions or other types of repurchases.